

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2015

<u>Via E-mail</u>
Mr. Ken Kovie
President
Upholstery International, Inc.
8005 W. 183rd Street, Suite E
Tinley Park, IL 60423

     Re: Upholstery International, Inc.
              Amendment No. 10 to Registration Statement on Form S-1
              Filed February 3, 2015
              File No. 333-195209

Dear Mr. Kovie:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 of our prior letter regarding your reliance on Rule 506(b) of Regulation D and your revised disclosure identifying certain selling security holders as minor children. Please provide us with your analysis of the number of purchasers in your offerings made in reliance upon Rule 506(b) based on the definition provided in Rule 501(e) of Regulation D.

2.   We refer you to the financial statement updating requirements in Rule 8-08 of Regulation S-X.

Unaudited Consolidated Financial Statements for the Nine Month Periods Ended September 30, 2014 and 2013

Note 5 – Notes Payable, page F-18

3.   We note your response to comments 4 and 5. It appears that you have entered into a factoring arrangement under a credit facility with a creditor. Please expand your disclosure to address the nature of the factoring arrangement including continuing involvement with receivables, types of financial assets to be transferred, and risks and uncertainties associated with the transfer of these assets. Refer to ASC 860-10-50 and 860-10-55 for transfers of financial assets.

Note 11 - Subsequent Events, page F-19

4.   Please tell us and update the status of your delinquent loan payments on the $85,800 of loans payable under a factoring arrangement due January 7, 2015 including the balance outstanding. Please refer to ASC 855-10-50.

Item 10. Management's Discussion and Analysis

Capital Resources and Liquidity, pages 28 -29

5.   We note your response to comment 6. Please expand your disclosure of the factoring arrangement for future receivables associated with the $85,800 of loans received in July and September 2014 to include future assets to be transferred, underlying collateral (if any), and any other assets pledged. In addition, please discuss the risks and uncertainties associated with your delinquency in repayment of these loans and when you expect to repay the outstanding amounts. Please refer to Item 303(a)(i) of Regulation S-K.

Executive Compensation, page 31

Outstanding Equity Awards at Fiscal Year-End, page 32

6.   We note your revised disclosure in response to comment 7 of our prior letter and reissue in part. Please revise your narrative disclosure to update the dates covered by your Outstanding Equity Awards at Fiscal Year-End.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Ben Skjold, Esq.
        Daniel Gallagher